File No : 82 - 34825

Aviva HE and Ak Pension become equal partners with Akbank becoming their bancassurance partner

Following the protocol signed on May 21, 2007 today the below stated agreements are signed between Aksigorta, Ak Pension Fund, Aviva International Holdings Limited (Aviva), Aviva Hayat ve Emeklilik (Aviva HE) and Akbank. Accordingly, Ak Pension Fund and Aviva HE would merge and Aksigorta and Aviva would have equal shareholdings in the merged entity and the new entity's pension and life insurance products will be sold through Akbank branches. According to the year end figures the merged entity is number one with 24.7% market share in pension business in the sector.

Signed Agreements:

- Merger Agreement between Aviva, Aviva HE, Aksigorta and Ak Pension Fund,
- Shareholders Agreement between Aviva and Aksigorta and Ak Pension Fund,
- Agency Agreement between Ak Pension Fund and Akbank,
- Fund Management Agreement between Ak Emeklilik and Ak Asset Management.

The finalization of the ongoing deal is subject to the permissions and approvals from the related authorities.

June 08, 2007 [redacted]

Akbank T.A.Ş.
Sabancı Center 34330 4. Levent İstanbul
Tel: (0212) 270 00 44 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com